UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

    X Form 10-KSB    Form 20-F   Form 11-K     Form 10-QSB    Form N-SAR
   ---            ---          ---         ---             ---

For Period Ended: September 29, 1996

PART I - REGISTRANT INFORMATION

          RUDY'S RESTAURANT GROUP, INC.
          -------------------------------------
          Full Name of Registrant

          NA
          -------------------------------------
          Former Name if Applicable

          11900 BISCAYNE BLVD., SUITE 806
          -------------------------------------
          Address of Principal Executive Office

          MIAMI, FL 33181
          -------------------------------------
          City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the
following should be completed. (Check box if appropriate)    X
                                                           -----
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

Registrant has found it necessary to significantly revise certain estimates, primarily the deferred tax asset valuation allowance, to reflect the effects of additional restaurant operations acquired in fiscal 1996. The revisions in these estimates and the audit of same by the Company's CPA's, DeLoitte & Touche, have delayed the completion of the Company's Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Marie G. Peterson   305       895-7200
     -----------------  ---------  ----------------
     Name               Area Code  Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
no, identify report(s).   X   Yes        No
                        -----      -----

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?         Yes    X    No
          ------      -----

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                      RUDY'S RESTAURANT GROUP, INC.
                ------------------------------------------
                Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

December 27, 1996                  By: /s/ Marie G. Peterson
-----------------                     ----------------------------
Date                                  Vice President
                                      Chief Financial Officer
                                      Principal Accounting Officer

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